Exhibit 99.1



Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA

NEWS RELEASE   Contact: Joel L. Thomas
                                                          (919) 379-4300

June 10, 2011


Alliance One International Reports Fiscal Year 2011 Results


Morrisville, NC – June 10, 2011 – Alliance One International, Inc. (NYSE: AOI) today announced results for its fiscal year ended March 31, 2011.

<u>Fiscal Year Results</u>

For the year ended March 31, 2011, the Company reported a net loss of $71.6 million, or $0.81 per basic share, compared to net income of $79.2 million, or $0.89 per basic share, for the prior fiscal year.

Mark W. Kehaya, Chief Executive Officer, said "Despite a challenging fiscal year 2011 our pretax income was $32.8 million as we continue to work through global oversupply and modified manufacturer sourcing strategies that have had an impact on our results. To reposition our business to address these challenges we incurred $23.5 million in restructuring charges during the year in addition to $30.0 million in costs related to lower of cost or market inventory charges, debt retirement, customer bad debt, FCPA related monitor and attorney expenses and deferred compensation items, which were partially offset by a $37.8 gain on sale of assets and the assignment of farmer contracts to Philip Morris International's ("PMI") Brazilian subsidiary. The largest item impacting Net Income/(Loss), was a non-cash $108.5 million increase in the valuation allowance based on management's evaluation of the realization of U.S. deferred tax benefits. Actual cash taxes paid were only $12.9 million.

"Our strategy to address these challenges relies in part on listening to what our customers value and deploying resources to meet their requirements where there is a clear benefit to Alliance One. Our customers are focused on good value and quality, supply security, social responsibility, and a sustainable farmer model, to name a few key areas and we have capital projects slated for this coming year that support these interests. As such, we have already instituted a number of business refinements and are on track to continue to deliver identified efficiency improvements and cost reductions over the next eighteen months that enhance our competitive position and should translate to long term improved financial performance.

Mr. Kehaya concluded, "Our liquidity position is strong and this week we extended our $290.0 million U.S. revolver to March 31, 2013. Also, at the same time, we modified certain covenants to enhance business flexibility over the next two years, while providing for certain projects and additional financing vehicles. Combined with improving global industry dynamics, our drive, efficiency enhancements and execution are concentrated on repositioning our business for the future to meet our customers' requirements as they evolve, which should deliver increased shareholder value."

<u>Performance Summary for Fiscal Year 2011</u>

The following is a brief overview of our financial results for the year ended March 31, 2011. For additional information and a more detailed discussion of these results, please refer to our Annual Report on Form 10-K filed on June 10, 2011.

Compared to the prior year, sales and other operating revenues decreased 9.3% to $2,094.1 million and gross profit decreased 30.2% to $276.8 million due to Japan Tobacco International's ("JTI") partial vertical integration initiative and lower demand by customers as a result of reduced cigarette consumption in some markets. Gross profit as a percentage of sales decreased from 17.2% in 2010 to 13.2% in 2011. Impacting gross profit was increased lower of cost or market inventory adjustments and margin pressures due to the industry entering into an oversupply situation. Gross profit was also impacted by higher local costs and product mix. Selling, administrative and general expenses were relatively constant compared to the prior year, although this year includes independent monitor costs of $3.4 million and reserves on customer receivables of $3.1 million. Other operating income (expense) was $37.4 million in 2011 primarily related to gains of $37.8 million from the sale of contracts with tobacco suppliers and other assets in Brazil to PMI. In 2010, other operating income (expense) was $(17.3) million primarily related to recording an estimated loss of $19.5 million, including disgorgement and penalties, in connection with negotiations with the SEC and Department of Justice and their investigation of alleged FCPA violations. In response to shifting supply and demand balances and the changing business models of customers, several strategic initiatives were implemented this year. In addition to the appointment of new leadership to better position us for the future, we began realigning origin and corporate operations to increase operational efficiency and effectiveness. These initiatives resulted in restructuring charges of $23.5 million. This review is ongoing as we continue to define and execute the necessary changes to support core business functions. As a result of lower sales and margins, operating income decreased 40.6% from last year to $132.9 million.

Consistent with our goal of reducing long term debt, in 2011 we purchased $23.6 million of our 8.5% senior notes and $35.0 million of our 10% senior notes. Associated costs and the related accelerated amortization of deferred financing costs and original issue discount resulted in recording $4.6 million of debt retirement expense this year. In the prior year, we refinanced our credit facility and long-term debt which resulted in recognition of $40.4 million in significant costs to retire our existing debt and accelerated recognition of the related deferred financing costs and original issue discounts. Our interest costs decreased $11.1 million as a result of lower interest rates primarily on our seasonal lines of credit. Although our net financing costs decreased from the prior year after giving affect to the items noted, our pretax income decreased to $32.8 million in 2011.

Our effective tax rate changed from a benefit of 5.1% in 2010 to an expense of 327.1% in 2011. Our effective rates in both years vary significantly from the statutory tax rate due to foreign income tax rates that are lower than the U.S. rate, permanent differences related to local goodwill amortization, exchange gains and losses, currency translation adjustments and changes to valuation allowance on deferred tax assets. The significant increase in the tax rate this year is primarily due to an increase in the valuation allowance on U.S. deferred tax assets of $108.5 million. Management's evaluation of available positive and negative evidence resulted in a judgment that realization of tax benefits for U.S. deferred tax assets was less than likely and therefore a valuation allowance was recorded. The effective tax rate varied from the statutory rate in 2010 due to reductions in liabilities for unrecognized tax benefits and other factors.

South America Region

Tobacco revenues decreased 14.1% primarily due to a decrease in quantities sold mainly attributable to the impact of JTI's partial vertical integration in Brazil last year. Partially offsetting the impact of decreased volumes is an increase in average sales prices and a $2.8 million increase in processing and other revenues. The increased average sales price is primarily due to product mix and improved customer pricing to offset higher costs in local currency and exchange rate appreciation.

Gross profit decreased $50.4 million due to the impact of JTI's initiative, increased lower of cost or market inventory adjustments of $8.5 million, increased prices paid to suppliers and the exchange rate impact on purchase and processing costs which are denominated in local currency. Gross profit as a percentage of sales decreased 4.4% as a result of these factors.

Other Regions

Tobacco revenues decreased 6.3% primarily as a result of a decrease in average sales prices and quantities sold. Decreased average sales prices were primarily due to product mix and the increased sales of lower priced byproducts. Volume increases in Asia were offset by the negative impact of JTI's partial vertical integration initiative, less opportunistic sales and shipping delays, including congestion and other logistical issues at the port of Beira. Processing and other revenues decreased 18.2% mainly driven by decreased customer requirements in Africa and North America including JTI.

Gross profits decreased $69.3 million this year in part due to JTI's partial vertical integration initiative, increased lower of cost or market inventory adjustments, product mix and shipping delays. Gross profit as a percentage of sales decreased 3.8% as a result of these factors.

Liquidity and Capital Resources

As of March 31, 2011, available credit lines and cash were $748.0 million comprised of $43.5 million in cash and $704.5 million of credit lines including $9.1 million exclusively for letters of credit, all in line with our expectations.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities or outstanding public notes, as they may permit.

Fiscal Year 2011 Financial Results Investor Call

The Company will hold a conference call to report financial results for its fiscal year ended March 31, 2011, on June 13, 2011 at 8:00 A.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 11:00 A.M. ET Monday, June 13 through 11:00 A.M. ET Saturday, June 18. To access the replay, dial (888) 203-1112 within the U.S. or (719) 457-0820 outside the U.S., and enter access code 5588261. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:

changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause AOI's results to differ materially from those described in forward-looking statements can be found in AOI's Annual Reports on Form 10-K and other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

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STATEMENTS OF CONSOLIDATED OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share data)

	2011	2010
Sales and other operating revenues	$ 2,094,062	$ 2,308,299
Cost of goods and services sold	1,817,243	1,911,849
Gross profit	276,819	396,450
Selling, administrative and general expenses	157,920	155,376
Other income (expense)	37,442	(17,260)
Restructuring charges	23,467	-
Operating income	132,874	223,814
Debt retirement expense	4,584	40,353
Interest expense	102,696	113,819
Interest income	7,255	4,550
Income before income taxes and other items	32,849	74,192
Income tax expense (benefit)	107,460	(3,791)
Equity in net income of investee companies	2,463	1,963
Net income (loss)	(72,148)	79,946
Less: Net income (loss) attributable to noncontrolling interests	(597)	779
Net income (loss) attributable to Alliance One International, Inc.	$ (71,551)	$ 79,167
Comprehensive income:		
Net income (loss)	$ (72,148)	$ 79,946
Currency translation adjustment	2,297	(1,837)
Pension adjustment, net of tax expense (benefit) of $26 in 2011 and $(5,107) in 2010	(2,789)	(6,383)
Total comprehensive income (loss)	(72,640)	71,726
Comprehensive income (loss) attributable to noncontrolling interests	(615)	763
Total comprehensive income (loss) attributable to Alliance One International, Inc.	$ (72,025)	$ 70,963
Amounts attributable to Alliance One International, Inc.		
Net income (loss) attributable to Alliance One International, Inc.	$ (71,551)	$ 79,167
Basic Earnings (Loss) Per Share		
Net income (loss)	$ (0.81)	$ 0.89
Diluted Earnings (Loss) Per Share		
Net income (loss)	$ (0.81)	$ 0.78